SEC LAW FIRM

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June 29, 2012

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Donald E. Field, Esq.

Re:	Yew Bio-Pharm Group, Inc. Form 10-12G, Filed May 8, 2012

SEC File No. 000-54701

Ladies and Gentlemen:

We refer to that certain letter dated June 4, 2012 (the “June 4 Comment Letter”) from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-captioned filing. On behalf of our client, Yew Bio-Pharm Group, Inc. (the “Company”), we respectfully respond to the June 4 Comment Letter in respect of the Form 10 filed on May 8, 2012 (the “Original Filing”) and Amendment No.1 to the Original Filing (individually, the “Amendment No.1” and collectively with the Original Filing, the “Form 10”) being filed today as follows (each Staff comment is restated hereinbelow from the June 4 Comment Letter followed by the Company’s response thereto):

1.	Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. Please confirm your understanding.

Response: The Company understands that its registration statement on Form 10 will automatically become effective 60 days after filing. Upon effectiveness, the Company understands that it will become subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), even if the Staff has not cleared comments.

2.	Please update the financial statements and related disclosures as required by Rule 8-08 of Regulation S- X.

Response: The Company has updated the financial statements and related disclosures as required by Rule 8-08 of Regulation S-X in Amendment No.1. The interim financial statements begin at page F-32 of Amendment No.1.

3.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise the registration statement to:

•	Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a “smaller reporting company.”

Response: The Company has identified itself as an “emerging growth company” under “Explanatory Note” in Amendment No.1 and has added additional risk factors regarding its status as such under the Jumpstart Our Business Startups Act of 2012.

Explanatory Note, page 3

4.	Please tell us, with a view towards revised disclosure, why you failed to file a registration statement on Form 10 before April 30, 2010.

Response: The Company’s previous advisors in the U.S. seemingly were unaware of the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended, or the applicability of Section 12(g) to a corporation formed in the United States whose only shareholders were outside the United States. We have not been able to contact those previous advisors to ascertain how or if they analyzed the Section 12(g) issue. After we were engaged, we advised the Company of its Section 12(g) obligation as soon as we learned of the number of shareholders and the amount of assets on the balance sheet. However, at this time, we also believed that the Company was in violation of PRC laws and SAFE regulations in the First Restructure and conferred with newly-engaged PRC counsel about the Company’s organization, confirming our concerns about the First Restructure under PRC laws and regulations. In consultation with PRC counsel, the Company determined that the need to remedy the organizational issue was urgent, given that the Company’s operations and personnel are located in PRC and subject to the immediate jurisdiction of the PRC. This resulted in a further delay in preparing and filing the Form 10, while the Second Restructure was implemented. Following completion of the Second Restructure, the preparation of financial statements and the audit thereof proceeded so that the Company’s Form 10 could be completed and filed. The Company has added additional disclosure under “Explanatory Note” in Amendment No.1 with respect to this matter.

5.	Please also include a risk factor in which you disclose the risks related to your Exchange Act violation for failing to register your common stock.

Response: The Company has added a risk factor with respect to this violation.

Forward-Looking Statements, page 3

6.	Please remove the references to the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 or explain why you believe these references are appropriate. We note, in this regard, that you are not currently subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act and that you may be an issuer of penny stock.

Response: The references referred to herein have been deleted from Amendment No.1.

Item 1. Business, page 5

General, page 5

7.	Please refer to the second paragraph and first bullet point thereto. We note your disclosure that through your arrangement with Wuchang Forestry Bureau that you have access to vast areas of land capable of supporting the cultivation of millions of yew trees for decades to come. Please revise to quantify the number of acres and the time frame associated with this arrangement. To the extent that you estimate yew tree production, please revise to disclose the basis for your production estimates and include balancing language that there is no guarantee that such production estimates will be achieved. Please also revise the fourth paragraph on page 8 accordingly.

Response: The referenced disclosures on pages 5 and 8 have been revised accordingly.

8.	Please refer to the second paragraph and the second bullet point thereto. Please delete the last sentence. Marketing language that cannot be objectively substantiated should be removed.

Response: The referenced disclosure has been deleted.

9.	We note your disclosure in the Land Use and Similar Agreements section on page 70 that your arrangement with Wuchang Forestry Bureau includes a revenue sharing agreement pursuant to which any profits from the planting of yew trees or other agriculture on the covered land shall be distributed 80% to you and 20% to Wuchang Forestry Bureau. Please revise this section throughout to disclose this revenue sharing agreement.

Response: The Company has revised the disclosure on page 8 and in other places where the Joint Venture Agreement is specifically mentioned, to refer more fully to the contractual arrangement with Wuchang Forestry Bureau, including the revenue sharing arrangement.

10.	Please refer to the third paragraph on page 6. We note that Zi Shan contains taxol which has been approved in the PRC as a secondary treatment for cancer. Please revise to explain in greater detail how taxol is considered a secondary treatment for cancer.

Response: To clarify, it is TCM containing yew raw materials that is considered a secondary treatment of cancer in the PRC, not the yew tree-derived and processed drug, taxol, which, as a pharmaceutical product, is a primary treatment of certain cancers. TCM containing yew raw materials (which contains naturally-occurring but not processed taxol) has been approved by the Heilongjiang Food and Drug Administration as a secondary treatment of cancer, which means it must be used in combination with other pharmaceutical drugs. The Company has revised this disclosure accordingly and further clarified this distinction throughout Form 10.

Our Business, page 7

Industry Overview, page 7

11.	Please revise to remove marketing language. Examples include “significant competitive advantage” and “the highest award ever received in the forestry industry.”

Response: The Company has revised the disclosure in this section of the Form 10 on this page and following pages accordingly.

Traditional Chinese Medicine, page 9

12.	We note your disclosure that you believe Zi Shan has general beneficial effects on overall health. Please revise to state the basis for this belief or, alternatively, delete.

Response: The Company has revised this disclosure to provide a basis for its belief.

Sales and Marketing, page 14

13.	Please refer to the second paragraph. Please revise to quantify the percentage of revenue attributable to each greater than 10% customer. Please also revise the second risk factor on page 30 accordingly.

Response: The Company has revised this disclosure on page 14 and the related risk factor on page 30 accordingly.

Intellectual Property, page 15

14.	We note your disclosure that you hold certain patent rights related to the Yew Extract Method and the Asexual Reproduction Method. Please revise to disclose the duration of each patent right.

Response: The Company has revised this disclosure accordingly.

Research and Development, page 16

15.	We note your disclosure that you have agreed to pay Kairun RMB 200,000 after certain technologies are developed, tested and approved by you. Please revise to clarify if this is a one-time fee or multiple fees per approved technology.

Response: The Company has revised this disclosure to clarify that the payment to Kairun is a one-time payment of RMB 200,000.

Government Regulations, page 18

16.	We note your disclosure in the General section on page 5 and the Handicrafts section on page 12 that you have certain permits from certain Heilongjiang governmental authorities to sell your yew trees and manufacture your yew handicrafts. Please revise this section to discuss in greater detail these permits, their expiration dates and any associated renewal or maintenance costs.

Response: The Company has revised this disclosure accordingly.

17.	Please refer to the first paragraph. We note that you have qualified your summary of PRC regulations by reference to all particular statutory or regulatory provisions. Such a qualification is inappropriate unless you file the particular statutory or regulatory provisions as exhibits to the registration statement. Please revise accordingly.

Response: The Company has revised this disclosure accordingly to delete such qualification.

Second Restructure, page 22

18.	In the last paragraph on page 25, you state that “it is possible that the Second Restructure should have been approved by YBP’s shareholders.” Please tell us if you have sought the advice of Nevada counsel in this regard. If so, please provide us with Nevada counsel’s analysis and legal conclusions as to whether a shareholder meeting was required.

Response: The Company has not sought the advice of Nevada counsel on this matter. Our law firm, which is not licensed to practice in the State of Nevada, has reviewed informally what we believe to be relevant provisions of the Nevada Corporations Law (the “NCL”) and case law in light of the facts and circumstances of the Second Restructure.

19.	We also note your statement that because the company is not yet subject to the reporting obligations of the Exchange Act, it was unable to issue a proxy statement to its shareholders in connection with approval of the Second Restructure. Please revise your disclosure to address why you were not otherwise able to seek shareholder approval of the Second Restructure under Nevada law. Please also remove the statement regarding your inability to issue a proxy statement under the federal securities laws or tell us why you believe it is relevant in this context.

Response: We believe that the reference to the statement regarding the Company’s inability to issue a proxy statement under the federal securities laws is appropriate. Our law firm determined that the most prudent course of action was for the Company to seek shareholder approval of the Second Restructure (i) in case the NCL could be interpreted to require such approval and (ii) because the Second Restructure involved a related party transaction, as more fully described in the Form 10 in this section and in Item 7, “Certain Relationships and Related Transactions, and Director Independence”. (We note that a related or interested party transaction does not require the vote of shareholders to be valid under Section 88.140 of the NCL.) However, at that time of implementing the Second Restructure, the Company had not yet filed its Form 10 and therefore its common stock was not registered under Section 12 of the Exchange Act. Accordingly, the Company could not use a proxy statement that complied with Regulation 14A to seek shareholder approval of the Second Restructure. We believe that the Company’s then-present Section 12 violation—its failure to file a Form 10 timely—could not excuse the Company’s failure to use a proxy statement in full compliance with Regulation 14A at a time that the Company should have been subject to the Exchange Act, under circumstances where the Company wished to seek shareholder approval of the Second Restructure. We believe that solicitation of proxies under such circumstances could only have proceeded with a Regulation 14A-compliant proxy statement. Because the Company’s PRC counsel also advised the Company that it was important to remedy the technical problems of the First Restructure as soon as possible in order to comply with SAFE regulations, the Company, after consulting with counsel in both countries, decided to implement the Second Restructure based on the approval of the Board of Directors, given the uncertainty of whether shareholder approval was required, and undertake to seek shareholder approval of the Second Restructure, in the exercise of prudence as a “belts-and-suspenders” approach, once the Company is subject to the Exchange Act and able to file and mail a proxy statement in full compliance with Regulation 14A.

20.	Please disclose the legal effect you believe shareholder ratification will have on the validity and enforceability of the Second Restructure.

Response: We believe that by seeking shareholder ratification of the Second Restructure, the Company is acting prudently. While we believe that it is unclear if the Second Restructure requires shareholder approval under the NCL, we also believe that if the Second Restructure is ratified by the Company’s shareholders, any theoretical concerns about the manner by which the Second Restructure was approved would be rendered moot. The Company has revised the disclosure in this part of the Form 10 to clarify this point.

Item 1A. Risk Factors, page 29

21.	We note that you owe certain amounts to related-parties which are unsecured and payable on demand. Please revise to include a risk factor to discuss these related-party payables to include any risks related to the amounts being payable on demand.

Response: The Company has added a risk factor to address this issue.

We may not be able to raise capital as it is needed, page 31

22.	We note your disclosure in this risk factor that you are contemplating a business combination which potentially could assist you in raising additional capital. Please advise us, with a view towards revised disclosure in this risk factor and throughout the registration statement, regarding your expansion plans and specifically with respect to acquiring additional businesses. Alternatively, revise this risk factor based on your business and current operations.

Response: This disclosure in the Original Filing was made as a result of an inadvertent transcription error in our office. The Company has deleted all references to a business combination or the acquisition of additional businesses as part of its plan of operations and further revised this risk factor.

There may be conflicts of interest between management and other stockholders, page 33

23.	We note your disclosure on pages 13 and 14 that ZTC and Yew Pharmaceutical, entities controlled by your management, are one of your major suppliers and customers, respectively. Please revise this risk factor or, alternatively, include a new risk factor, to discuss any risks related to these affiliated entities being one of your major suppliers and customers, respectively, to include quantification regarding their significance to your business and current operations.

Response: The Company has revised the disclosure throughout the Form 10 to clarify that ZTC was a major supplier of yew seedlings prior to January 1, 2011 and, additionally, that the Company does not expect making significant purchases from ZTC in the future. The Company has revised the risk factor regarding Yew Pharmaceutical and other large customers accordingly.

We have engaged, and are likely to continue to engage, in certain transactions, page 33

24.	Please revise this risk factor to provide quantification for each related-party transaction or relationship. Please include sufficient detail so that investors can appreciate the magnitude of these related-party transactions or relationships in the context of your business and current operations.

Response: The Company has revised this risk factor accordingly.

Reporting requirements under the Exchange Act, page 34

25.	Please revise this risk factor to quantify the anticipated costs of being a public company.

Response: The Company has revised this risk factor accordingly. The Company has also added a risk factor immediately following this risk factor, discussing Section 404 under the Sarbanes-Oxley Act of 2002.

26.	We note your disclosure in this risk factor that management plans to devote limited time to the company. Please revise to include a new risk factor which quantifies the amount of time that you expect your management to devote to you on a per week or per month basis. Please also revise the Business section on page 5 in an appropriate place to provide similar disclosure.

Response: The Company has added a risk factor and has revised its disclosure under “Item 1. Business – General” accordingly.

Our contractual arrangements with HDS and its shareholders, page 43

27.	We note your disclosure that “each contract under these contractual arrangements is valid and binding under current PRC laws and regulations.” This is a legal conclusion that must be opined upon by legal counsel. Either attribute the statement to legal counsel or delete it.

Response: The Company has revised this risk factor to delete the reference.

We may be subject to penalties, page 45

28.	We note that you requested that your PRC shareholders disclose to you whether or not they fall within the ambit of the SAFE notice and have urged your PRC shareholders to register with the local SAFE branch as required by the SAFE notice. Please advise us, with a view towards revised disclosure in this risk factor, the status of these disclosures and registrations.

Response: The Company’s founding shareholders, Zhiguo Wang and his wife, Guifang Qi, and the Company’s third director and a member of senior management, Xingming Han, completed their respective registrations under SAFE Circular 75 on April 15, 2011. The Company has not received any notice from any other shareholder that he or she is subject to the SAFE Circular 75 registration requirement. The Company has revised this risk factor and related disclosure accordingly.

If our previous offerings of stock to PRC residents are found to have violated PRC laws, page 45

29.	To the extent you are able, please revise to quantify the potential liabilities discussed in the first and second paragraphs.

Response: To the extent that any fines may be imposed, these are highly discretionary on the part of PRC officials. It is our understanding that PRC counsel is unaware of any precedent for the imposition of fines in comparable situations not involving the principal shareholders. Additionally, the Company conducted four offerings of stock to residents of the PRC and each of the offerings may not necessarily be analyzed by PRC officials in the same manner. Many of these individuals have purchased only small amounts of stock and we understand that the size of the holdings could be a factor in the review by PRC officials of any discretionary action. The Company would have to speculate as to what fines might be imposed and then make calculations on a person-by-person and offering-by-offering basis, going through the shareholder list of approximately 983 shareholders (other than Mr. Wang, Mr. Han and Madame Qi, whose shares would not be subject to fines because they completed their SAFE registrations, and the U.S.-based consultant who was paid shares for services rendered and whose purchase is not subject to SAFE regulations). Accordingly, the Company believes that it could not provide a response to this comment without undue effort and expense and, in any event, quantifying two purely discretionary sets of potential fines, based on multiple variables and where it is not clear that any fine would even be imposed in either situation, would be highly speculative. Accordingly, the Company respectfully requests that the Staff reconsider this comment.

The failure of our shareholders to ratify the Second Restructure, page 49

30.	Please describe the actual impact the failure to ratify the Second Restructure may have on the company. Please be specific in your revised disclosure.

Response: Because we believe that there is no precedent for analyzing a transaction such as the Second Restructure under the NCL, we cannot ascertain with certainty that shareholder approval of the Second Restructure is required under the NCL. If shareholder approval of the Second Restructure is not required under the NCL, the failure of the shareholders to approve the Second Restructure will have no adverse effect on the Company. The Company has revised this risk factor to indicate what it believes the impact of a failure of its shareholders to ratify the Second Restructure would be assuming the Second Restructure requires shareholder approval under the NCL in the first place.

Item 2. Financial Information, page 51

Management’s Discussion and Analysis of Financial Condition, page 51

31.	Please revise your discussion in MD&A to disclose information that allows investors to evaluate the nature of assets held by, and the operations of, entities apart from HDS, such as JSJ, Yew HK, and YBP. This information should be in sufficient detail to convey the assets and operations that are not subject to involvement with HDS, if any. Your disclosure should also discuss the risks and uncertainties that may result in deconsolidation of HDS.

Response: The Company has revised this disclosure accordingly.

Overview, page 51

32.	Please refer to the third paragraph. In the first sentence and throughout the registration statement, we note that you refer to the “sale of TCM.” Based on your disclosure in the registration statement, it does not appear that you sell TCM products but rather sell raw yew materials which are used by third parties to produce TCM products. Please revise this section and the registration statement throughout to clarify that you sell raw yew materials which are used by third parties to produce TCM products and to clarify that you do not sell any TCM products.

Response: The Company has revised this disclosure and the disclosure in appropriate places throughout the Form 10 to clarify that it sells raw yew materials that are used by third parties to produce TCM products and to clarify further that the Company itself does not sell any TCM products. Additionally, to avoid confusion, the Company has redesignated the “TCM” segment as the “TCM raw materials” segment throughout the Form 10.

Critical accounting policies and estimates, page 51

Variable interest entities, page 52

33.	We note the disclosure on page 52 indicating that HDS is considered a VIE and the company is the primary beneficiary. We also note that you entered into agreements with HDS pursuant to which HDS shall pay consulting fees equal to 100% of its net income to your wholly owned subsidiary, JSJ and JSJ shall supply the technology and administrative services needed to service HDS. Please tell us and revise the disclosure on page 52 to explain how you determined that HDS meets the criteria to be treated as a VIE outlined in ASC 810. Also, please tell us and revise the discussion on page 52 to disclose the nature and significant terms of all of the agreements that were entered into with HDS which result in the company being the primary beneficiary of HDS. Your response and your revised disclosure on page 52 should also explain in further detail why you believe it is appropriate to consolidate HDS in your financial statements pursuant to the guidance in ASC 810. In a related matter, if HDS is considered to be a VIE, please explain why there is no non-controlling interest in this entity as you have disclosed in the third paragraph on page 52. The disclosures provided in your critical accounting policies section of MD&A should be in a level of detail comparable to that provided in Note 1 to the financial statements.

Response: The Company has revised this disclosure accordingly.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 59

Cost of Revenues, page 61

34.	We note your disclosure that for fiscal 2011, cost of revenues amounted to $1,125,965 as compared to $1,638,063 for fiscal 2010, a decrease of $512,098 or 31.3%. Please revise to include a discussion of the reasons why your cost of sales decreased in 2011 for each segment.

Response: The Company has revised this disclosure accordingly.

35.	We note your disclosure on page 61 that cost of revenues includes among other things, shipping and handling costs. However, we also note from your disclosure on page 62 that shipping and handling costs are included in selling expenses. Please revise to resolve this discrepancy.

Response: The Company’s shipping and handling costs are included in its selling expenses, not in the cost of revenues. The Company has revised this disclosure accordingly.

Liquidity and Capital Resources, page 65

36.	Please revise to disclose an estimate of your expected capital expenditures in fiscal 2012. See Item 303(a)(2)(i) of Regulation S-K.

Response: The Company has revised this disclosure accordingly.

37.	Please revise your Liquidity section of MD&A to describe how cash is transferred to the PRC subsidiaries and the VIE, and conversely, how earnings and cash are transferred from the PRC subsidiaries and VIE to offshore companies. Also, please describe any restrictions that impact the ability to transfer cash within the corporate structure. Additionally, please revise to disclose the nature of any restrictions on your subsidiaries’ net assets, amount of those net assets, and the potential impact on your liquidity.

Response: The Company has revised this disclosure accordingly.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 73

38.	Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Response: The Company has revised this disclosure as of the most recent practicable date.

Item 5. Directors and Executive Officers, page 74

39.	Please revise this section to include only the information required by Item 401 of Regulation S-K and to clearly disclose the positions held by each director and executive officer during the past five years only. If an executive officer is not employed on a full time basis by you, describe the other business activities in which they are concurrently engaged.

Response: This Company has revised this disclosure accordingly.

40.	Please revise to briefly discuss the specific experience, qualifications, attributes or skills of Messrs. Wang and Han and Ms. Qi that led to the conclusion that each should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

Response: The Company has added this discussion in Amendment No.1.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 79

41.	We note from the disclosure in the last paragraph on page 79 that the company’s principal executive offices are located in Las Vegas, Nevada in a property owned by the company’s president and principal shareholder and which is provided to the company rent-free. Please revise the company’s financial statements to reflect the fair value of the premises that are provided to the company rent-free as an expense and a capital contribution in the company’s consolidated financial statements in accordance with the guidance in SAB Topic 5:T.

Response: The space provided by Mr. Wang to use as principal executive offices is less than 500 square feet and a significant portion of the property is used by Mr. Wang for his personal use. The Company estimates that the market value of a gross and full service lease for an equivalent executive office rent in the same geographic area is approximately $800 to $1,000 per month. The landlord of a gross and full service lease typically would be responsible for paying utilities, property tax and insurance and other expenses associated with maintaining the property. However, the Company pays these expenses, as well as association dues, on behalf of Mr. Wang to third parties in lieu of making rent payments. The Company believes that the difference between the annual market rent for the space used by the Company and the amount of $9,830 that the Company paid to third parties for expenses related to the property in 2011 is not material. Therefore, the Company believes that it is reasonable not to record additional capital contribution from Mr. Wang with respect to this arrangement.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity, page 81

42.	We note the reference in the first risk factor on page 49 to the OTC Bulletin Board and the “pink sheets.” Please tell us, with a view towards revised disclosure, if you intend for your common stock to be quoted on one of these markets.

Response: The Company intends to seek to have its Common Stock quoted on the OTCBB or, if this is not possible, on the “pink sheets”. The Company has revised this disclosure accordingly.

Financial Statements, page F-1

Consolidated Statements of Income and Comprehensive Income, page F-4

43.	We note that you have separately disclosed sales to a related party, Yew Pharmaceutical, on the face of your consolidated statement of income. Please revise your consolidated statement of income to also separately disclose costs of sales related to the sales made to this related party.

Response: The Company has revised its consolidated statement of income to separately disclose costs of sales related to the sales made to Yew Pharmaceutical.

Notes to the Audited Financial Statements, page F-7

Note 1. Organization and Principal Activities, page F-7

44.	We note your disclosure that the company is deemed to be the primary beneficiary of HDS and the results of HDS are consolidated in the company’s consolidated financial statements for financial reporting purposes. Please revise to disclose the carrying amount and classification of the consolidated VIE’s assets and liabilities, including qualitative discussion of restrictions on assets. See ASC 810-10-50-14.

Response: The Company has revised this disclosure accordingly.

45.	We note your disclosure on page F-10 that pursuant to ASC 805, as YBP and HDS are under the common control of the HDS shareholders, the Second Restructure was accounted for in a manner similar to a pooling of interests. In light of the fact that it appears from the disclosures earlier in Note 1 that the HDS shareholders owned only 41.5% of YBP’s common stock in February 2010, please explain to us why you believe that there is common control between HDS and YBP. As part of your response, please refer to the guidance in ASC 805-50-15 and EITF 02-5.

Response: The Company acknowledges that the HDS Shareholders owned only 41.5 % of the Company’s common stock in February 2010 and paragraph 3 of EITF No. 02-5 indicates common control exists among separate entities if an individual or his/her immediate family or enterprise holds more than 50% of the voting ownership interest of each entity. ASC 805-50-15-6 also includes examples of transfers of net assets or exchanges of shares between entities under common control. Of the 41.5% of the Company’s common stock held by the HDS Shareholders, 41.0% is owned by Mr. Wang and Madame Qi, husband and wife. While possession of a majority voting interest is the most common way to demonstrate control, control may be established in other ways and is not limited to the consideration of voting interests. Effective control may exist in other forms such as variable interests, general partner interests or other contractual and legal rights. All forms of control should be considered in determining if entities are under common control.

In reaching the conclusion that YBP and HDS are under common control, the Company considered the following facts and circumstances:

•

Before, during and after the First and Second Restructures, Mr. Wang, Madame Qi and Mr. Han served as the sole directors of the Company. Additionally, Mr. Wang and Madame Qi are responsible for all decisions and operations and controlled the assets of HDS before, during and after the First and Second Restructures.

•

The HDS Shareholders as a group makes up the largest voting group in YBP, holding 41.5% of the stock, of which Mr. Wang and Madame Qi own 41.0% together. There is no other individual or group of shareholders with ownership of more than 2.5% of YBP’s common stock. The HDS Shareholders exercise effective control over the Company as well as significant influence in the business combination.

•

Pursuant to 805-50-15-6, the guidance in the transactions between entities under common control subsections applies to combinations between entities or businesses under common control. For example, an entity charters a newly formed entity and then transfers some or all of its net assets to that newly chartered entity. YBP was incorporated under the law of the State of Nevada on November 13, 2007 under the direction and control of Mr. Wang and Madame Qi for the purpose of transferring the net assets of HDS to YBP. HDS was owned by Mr. Wang (62.81%), his wife Madame Qi (18.53%), and Heilongjiang Hongdoushan Ecology Forest Co., Ltd. (“HEFS”) (10.62%). Mr. Wang is the President and a director of YBP as well as HDS. Madame Qi is the wife of Mr. Wang and an officer and director of YBP and HDS. HEFS is owned primarily by Mr. Wang and Madame Qi. The HDS shareholders account for all of the executive management of YBP, JSJ and HDS, except for YBP’s Chief Financial Officer (“CFO”).

As a result of the discussion above and in our earlier response on this issue, the Company believes that YBP and HDS are under common control and, as such, there is no requirement to account for the transaction for the purposes of U.S. GAAP under the purchase method.

We appreciate the Staff’s consideration of the accounting analysis set forth above. If the Staff has further inquiries related to this matter, we would appreciate an opportunity to arrange a telephonic meeting to discuss this issue further among the Staff, Company counsel and the Company’s CFO.

Note 2. Summary of Significant Accounting Policies, page F-11

Value added tax, page F-15

46.	We note your disclosure that you are subject to VAT at a rate of 13% for agricultural products and 17% for handicraft products sold in the PRC and the amount of VAT liability is determined by applying the applicable tax rate to the amount of goods sold less VAT accrued on purchases made with the relevant supporting invoices. Please revise to disclose whether you present VAT on a gross basis (included in revenues and costs) or net basis (excluded from revenues).

Response: The Company has revised this disclosure accordingly.

Note 3. Inventories, page F-19

47.	We note from the disclosures provided in Note 3 that the company’s carrying value for finished goods of handicrafts totaled $924,112 at December 31, 2011. Given that your sales of such items have totaled only $102,701 in 2011 and $151,540 in 2010, please explain in detail why you do not believe an adjustment for slow moving or obsolete inventories is required at December 31, 2011 to reflect such inventories at the lower of cost or market value.

Response: The Company’s finished goods-handicrafts are all hand-made out of high quality yew timber with very attractive grain. Furniture with Ming and Qing Dynasty style and artistically designed sculptures made out of mature yew trees comprise the majority of the Company’s finished goods-handicrafts value. Yew trees are slow growing; yew timbers with great variation that are mature and large enough to make large pieces of high quality furniture and sculptures are even scarcer, if available at all. The Chinese people generally consider yew trees and items made out of yew timber to symbolize good fortune and health and yew handicrafts are popular among the Chinese people. However, as yew furniture and sculptures are highly priced, the Company’s potential clientele is selective and limited and it takes longer for buyers to make decisions to buy such expensive products. The Company carries its inventories at cost which is much lower than market value. The market price of finished yew handicrafts in the PRC has steadily increased over the past decade and the Company believes that the market price will remain steady, if not increase further, for at least the next few years. Therefore, the Company does not believe an adjustment for slow moving or obsolete inventories is required at December 31, 2011.

Note 12. Segment Information, page F-27

48.	We note your disclosure of revenues, revenues-related parties, and cost of sales by segment. Please revise to also disclose a measure of profit or loss and total assets for each reportable segment as well as expenditures for long-lived assets for each segment. The total of the reportable segments’ measures of profit or loss should be reconciled to your consolidated income before income taxes, extraordinary items, and discontinued operations. See guidance in ASC 280-10-50-22 through ASC 280-10-50-25 and ASC 280-10-50-30.

Response: The Company has revised this disclosure accordingly.

Note 13. Commitments and Contingencies, page F-28

49.	We note your disclosure that in March 2010 you acquired land use rights for an aggregate cost of $12,500,000 and as of December 31, 2011 you had made payments of approximately $11,100,000 and had a payable in the amount of $1,300,000 related to the purchase. Please revise your notes to explain how you have accounted for the $1,300,000 remaining liability payable on your balance sheet. As part of your response and revised disclosure, please tell us where the payable has been recorded on your balance sheet as of December 31, 2011. If no payable has been recognized, please explain why.

Response: The payable in the amount of $1,300,000 related to the land use right and seedling purchase was recorded in the Company’s accounts payable on the balance sheet as of December 31, 2011. The Company has revised this disclosure accordingly.

Note 15. Subsequent Events, page F-29

50.	We note from the disclosure included in Note 15 that the company intends to issue stock purchase options to each of Mr. Wang, Madame Qi and Mr. Han in an amount equal to the number of shares of YBP common stock that each of them currently owns. We also note that these options will have an exercise price of $.10 per share, will be exercisable for a period of five years and will be fully vested upon issuance. With regards to these option grants, please tell us and revise Note 15 to explain how you plan to value and account for the issuance of these options in the company’s financial statements upon issuance. If no compensation expense will be recognized upon their issuance, please explain why including the relevant GAAP accounting literature that supports the planned treatment for the option grants.

Response: The Company intends to propose the issuance of the Founders’ Options to its shareholders and to seek shareholder approval of such issuance after the Company is subject to the reporting requirements of the Exchange Act. The Company has revised this disclosure accordingly.

In responding to the June 4 Comment Letter and any other comments of the Staff in the future, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, the responses contained herein, Amendment No.1 or the Original Filing, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Lance Jon Kimmel

Lance Jon Kimmel